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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.

(Registrant) By:\s\ Roland M. Larsen (Signature)*

Date: December 17, 2004 President & CEO

* Print the name and title of the signing officer under his signature.

NOTICE TO SHAREHOLDERS FOR THE NINE MONTHS ENDED OCTOBER 31, 2004

ROYAL STANDARD MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2004 audited consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Disclosure Required Under National Instrument 51-102 - "Continuous Disclosure Obligations" - Part 4.3(3)(a)

The auditors' of Royal Standard Minerals Inc. have not performed a review of the unaudited consolidated financial statements for the three and nine months ended October 31, 2004 and October 31, 2003.

ROYAL STANDARD MINERALS INC. CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT) (Expressed in United States Dollars)

October 31,		January 31,
2004		2004
(Unaudited)		(Audited)
ASSETS
Current
Cash and cash equivalents	$ 639,944	$ 189,732
Funds held in trust	-	75,000
Investments	86,124	8,000
Receivables	2,017	559
	728,085	273,291
Equipment	41,694	52,656
Exploration properties (Note 2)	2,630,223	1,253,444
	$ 3,400,002	$ 1,579,391
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 56,930	$ 106,178
SHAREHOLDERS' EQUITY
Capital stock (Note 3)	8,940,708	7,221,581
Warrants (Note 5)	402,635	151,276
Contributed surplus	1,588,217	1,477,780
Deficit	(7,588,488)	(7,377,424)
	3,343,072	1,473,213
	$ 3,400,002	$ 1,579,391

ROYAL STANDARD MINERALS INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT) (UNAUDITED) (Expressed in United States Dollars)

Three Months Ended			Nine Months Ended
October 31,			October 31,
2004		2003	2004	2003
EXPENSES
General and administrative	$23,931	$ 100,107	$104,820	$ 213,461
Bad debt	37,821	-	37,821	-
Consulting fees	52,257	57,945	160,475	117,718
Depreciation	3,357	1,092	9,905	5,061
Stock option compensation	-	-	110,438	-
Foreign exchange gain	(191,323)	(51,177)	(212,395)	(100,067)
	(73,957)	107,967	211,064	236,173
NET INCOME (LOSS) FOR
THE PERIOD	73,957	(107,967)	(211,064)	(236,173)
DEFICIT, BEGINNING OF PERIOD	(7,662,445)	(6,951,004)	(7,377,424)	(6,822,798)
DEFICIT, END OF PERIOD	$(7,588,488)	$(7,058,971)	$(7,588,488)	$(7,058,971)

ROYAL STANDARD MINERALS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT) (Expressed in United States Dollars) (UNAUDITED)

Three Months Ended			Nine Months Ended
October 31,			October 31,
2004	2003		2004	2003
OPERATING ACTIVITIES
Net Income (loss) for the period	$73,957	$(107,967)	$(211,064)	$(236,173)
Add back:
Depreciation	3,357	1,092	9,905	5,061
Stock option compensation	-	-	110,438	-
Changes in non-cash working capital:
Receivables	(810)	30,453	(1,458)	9,176
Funds in trust	75,000	(25,786)	75,000	(25,786)
Accounts payable and accrued
liabilities	(14,746)	(17,722)	(49,249)	(14,164)
	136,758	(119,930)	(66,428)	(261,886)
CASH FLOWS FROM FINANCING
ACTIVITIES
Issuance of common shares,
net of share issue costs	187,030	(19,669)	1,970,486	867,001
CASH FLOWS FROM INVESTING
ACTIVITIES
Exploration property expenditures	(934,759)	(279,108)	(1,453,846)	(521,588)
Equipment	-	(5,510)	-	(16,393)
	(934,759)	(284,618)	(1,453,846)	(537,981)
Change in cash and cash equivalents	(610,971)	(424,217)	450,212	67,134
Cash and cash equivalents,
beginning of period	1,250,915	774,381	189,732	283,030
Cash and cash equivalents, end of period	$639,944	$ 350,164	$639,944	$ 350,164

1. Summary of Significant Accounting Policies

Royal Standard Minerals Inc. ("Royal" or the "Company") is a publicly held company, engaged in the acquisition, exploration and development of resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months period ended October 31, 2004 may not be necessarily indicative of the results that may be expected for the year ending January 31, 2005.

The balance sheet at January 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended January 31, 2004. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended January 31, 2004.

2. Exploration properties

The following table reflects the exploration properties and expenditures during the nine months ended October 31, 2004:

Opening Balance Ending Balance January 31, Additions October 31, 2004 (Reductions) (*) 2004

Gold Wedge Project $

Como Project (**)

Railroad Project

Pinon Project

Fondaway Project

Other

436,150 $ 1,185,877 $ 1,622,027 126,124 (49,826) 76,298 122,732 73,277 196,009 511,043 83,663 594,706 43,999 54,827 98,826 13,396 28,961 42,357

$ 1,253,444 $ 1,376,779 $ 2,630,223

(*)	Refer to Supplement I of the October 31, 2004 unaudited financial statements for a breakdown of material costs and reductions to comply with Form 51-102F1.
(**)	On September 15, 2004, the Company granted an option (the "Option") to Sharpe Resources Corporation ("Sharpe") to
acquire a 60% interest in the Company's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project.
3.	Capital Stock
Authorized
Unlimited number of special shares without par value
Unlimited number of common shares
OCTOBER 31, 2004
	ISSUED	Shares	Amount
Balance, beginning of period	34,141,338	$7,221,581
Private placements, net of issue costs	7,395,000	1,635,230
Shares issued to broker as compensation	349,680	91,791
Shares issued on warrant exercise	1,150,000	243,947
Warrant exercise - valuation	-	47,842
Warrant valuation	-	(299,683)

Balance, end of period 43,036,018 $ 8,940,708

Refer to Supplement II of the October 31, 2004 unaudited financial statements for disclosure of information relating to the outstanding securities of the Company as at November 24, 2004 to comply with Form 51-102F1.

On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

i) On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.30 until February 2, 2005.

ii) On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.50 until April 15, 2006.

Canaccord Capital Corporation ("Canaccord") acted as agent and was paid an 8% commission of which $91,791 was paid by issuing 349,680 common shares and 1,438,840 warrants of the Company. The agent's warrants have the same terms as the warrants. In addition, Canaccord was paid an administration fee of $7,500 CDN.

The fair value of the common share purchase warrants and agent's warrants were estimated using the Black-Scholes pricing model based on the following assumptions:

(i)
Warrants issued on private placement Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $36,339.

(ii)
Warrants issued on private placement Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $187,805.

(iii) Agent's warrants Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $75,539.

4. Stock Options

The following table reflects the continuity of stock options:

NUMBER OF WEIGHTED AVERAGE STOCK OPTIONS EXERCISE PRICE $

Opening Balance, January 31, 2004 3,410,000 0.26 Options granted 775,000 0.36

Ending Balance, October 31, 2004 4,185,000 0.28

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit.. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $110,438 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 55%.

As at October 31, 2004, the following common shares were reserved for issuance to directors, officers and employees under Royal's stock option plan:

595,000 shares at CDN $0.23 per share until May 04, 2005

880,000 shares at CDN $0.17 per share until May 25, 2006

960,000 shares at CDN $0.26 per share until April 25, 2007

655,000 shares at CDN $0.40 per share until May 13, 2007

320,000 shares at CDN $0.265 per share until December 12, 2008

775,000 shares at CDN $0.36 per share until May 4, 2009 4,185,000

5. Warrants

The following table reflects the fair value of share purchase warrants and agent's warrants currently outstanding:

Expiry Price ($) CDN Number Value ($) 6. Basic and diluted loss per share

February 2, 2005	0.30	537,500	36,339
July 24, 2005	0.30	2,150,000	90,345
July 24, 2005	0.25	300,000	12,607
April 15, 2006	0.50	3,160,000	187,805
April 15, 2006	0.50	1,438,840	75,539
		7,586,340	402,635

Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share. The Company's stock options and warrants were not included in the diluted loss per share calculation because it would have had an anti-dilutive effect.

The table below shows the computation of the basic and diluted loss per share: October 31, 2004 2003

Numerator for basic and diluted loss per share: Net loss for the period $ (211,064) $ (236,173)

Denominator: Weighted average common shares 40,416,283 31,141,338 Weighted average diluted shares 40,416,283 31,141,338

Loss per share, basic 0.01 0.01 Loss per share, diluted 0.01 0.01

7. Income taxes

The estimated taxable income for the period ended is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2004 audited consolidated financial statements.

ROYAL STANDARD MINERALS INC. SUPPLEMENTAL I TO FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT) NINE MONTHS ENDED OCTOBER 31, 2004 (Expressed in United States Dollars) (UNAUDITED)

Mineral Property Additions (Reductions) During the Period
For the Three Months Ended			For the Nine Months Ended
October 31,			October 31
2004		2003	2004	2003
Gold Wedge Project
Construction	$ 510,478	$-	$ 686,546	$-
Drilling	127,666	4,540	140,707	4,540
Staking	71,756	-	71,756	-
Travel	19,770	3,603	35,386	11,025
Assays and Maps	7,041	5,729	11,378	5,729
Professional fees	27,656	-	31,093	-
Consulting fees	-	(21,771)	-	47,190
Option payments	16,466	32,227	16,466	32,227
General exploration	22,520	6,264	58,566	42,900
Bond certificate	-	-	133,979	-
$ 803,353		$ 30,592	$ 1,185,877	$ 143,611
Como Project
Option sold	$(78,124)	$-	$(78,124)	$-
Staking	11,558	-	11,558	-
Option payment	-	1,507	-	26,825
General exploration	4,894	15,199	16,740	35,132
	$(61,672)	$ 16,706	$(49,826)	$ 61,957
Railroad Project
Option payments	$-	$-	$ 37,527	$-
General exploration	33,295	-	35,750	-
$ 33,295		$-	$ 73,277	$-
Pinon Project
Geologists	$ 3,318	$-	$ 3,318	$-
Drilling	-	42,439	2,396	42,439
Staking	38,855	-	40,996	-
Travel	1,422	6,712	1,422	9,809
Assays and Maps	9,085	13,716	27,837	13,716
Consulting fees	6,568	81,394	6,568	81,394
General exploration	1,126	50,306	1,126	50,556
$ 60,374		$ 194,567	$ 83,663	$ 197,914
Fondway Project
Staking	$ 21,649	$-	$ 21,649	$-
Options payments	-	-	33,178	-
$ 21,649		$-	$ 54,827	$-
Other
General exploration	$-	$ 37,245	$-	$ 118,108
Staking	-	-	28,961	-
	$-	$ 37,245	$ 28,961	$ 118,108
Total additions (reductions)	$ 856,999	$ 279,110	$ 1,376,779	$ 521,590

ROYAL STANDARD MINERALS INC. SUPPLEMENTAL II TO FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT) NINE MONTHS ENDED OCTOBER 31, 2004 (Expressed in United States Dollars) (UNAUDITED)

As at November 24, 2004, the following were outstanding:

    Share Capital

    43,036,018 common shares
  Stock Options

595,000 shares at CDN $0.23 per share until May 04, 2005

880,000 shares at CDN $0.17 per share until May 25, 2006

960,000 shares at CDN $0.26 per share until April 25, 2007

655,000 shares at CDN $0.40 per share until May 13, 2007

320,000 shares at CDN $0.265 per share until December 12, 2008

775,000 shares at CDN $0.36 per share until May 4, 2009 4,185,000

3. Warrants

Expiry	Price ($) CDN	Number
February 2, 2005	0.30	537,500
July 24, 2005	0.30	2,150,000
July 24, 2005	0.25	300,000
April 15, 2006	0.50	3,160,000
April 15, 2006	0.50	1,438,840

7,586,340